

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 26, 2012

VIA U.S. MAIL AND FACSIMILE

Shane Daly, Counsel
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

      Re: AXA Equitable Life Insurance Company
                Separate Account No. 70 of AXA Equitable Life Insurance Company
                Initial Registration Statement on Form N-4
                File Nos. 333-178750 and 811-22651

Dear Mr. Daly:

      The staff has reviewed the above-referenced registration statement which the Commission received on December 23, 2011. The filing received a full review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the courtesy copy provided to the staff on December 29, 2011.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with the contract.

b. Please supplementally confirm that you will not refer to the "Protected Benefit Account", as the "Protected Account" in any SEC filings or marketing material.

c. Multiple contract variations are permitted in a single prospectus when all the versions are offered to any given offeree and the prospectus disclosure is understandable. It appears that not all versions of the contract will be available to any given offeree. For instance, Series X contracts are only available to current owners of AXA variable annuities as part of an exchange offer. To the extent a contract variation is not available to any given offeree, please either: (1) describe the contract variation in a new prospectus within the registration statement (to the extent consistent with the November 3, 1995 Dear Registrant Letter, at §I.4); or (2) describe the contract variation in a new registration statement. For the multiple variations that will remain in the current prospectus, if any, please confirm supplementally that each contract variation will be made available to any given offeree.

d. Please supplementally confirm, if true, that the filing reflects all applicable comments and discussions with the Staff regarding the earlier version of the contract, File Nos. 333-160951 and 811-07659.

2. <u>What Is the Retirement Cornerstone Series</u>, pages 1-2

a. Please briefly define the term "Protected Benefit account variable options" prior to using it.

b. With respect to your statement here and on page 55 that you "limit the number of variable investment options that …[a contractowner] may select," we are unable to locate where these limitations are described. Please advise or revise. See, too, the second to last bullet point on page 20.

3. <u>Definitions of key terms</u>, pages 5-6

a. Please clarify, if true, that the ATP Exit Option allows the contract owner to transfer 100% of the Protected Benefit account value from the AXA Ultra Conservative Strategy investment option to the other Protected Benefit account variable investment options <u>without forfeiting the GMIB</u>.

b. Please add the term "Roll-up to age 85 benefit base" to the glossary.

c. Please revise the first sentence of "Lifetime GMIB payments," as the multiple parentheses make it extremely difficult to follow.

4. <u>Retirement Cornerstone Series at a glance - key features</u>, pages 11-14

a. Please change the heading at the top of page 11 from "Five contract series" to "Six contract series."

b. Please disclose in this section, as you do on page 81, that the contract may terminate without value if the Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges, or a combination of the two. Please bold the disclosure.

c. Under "Guaranteed minimum income benefit," please disclose that the GMIB is subject to a waiting period of 10-15 years and that the waiting period may be reset.

d. Under "Account types," please include a brief narrative as to why the contract is structured as it is, i.e. with a Protected Benefit account and Investment account, and distinguish to the two accounts.

e. Please describe the standard death benefit in this section.

5. <u>Guaranteed Minimum Income Benefit & Guaranteed Minim Death Benefit</u>, pages 11-12

   As you do on page 116, please disclose herein that the guarantees under the contract are backed solely by the claims paying ability of the insurance company, and that the contractowner must look to the strength of the insurance company with regard to such guarantees.

6. <u>Guaranteed Minim Death Benefit,</u> page 12

   For clarity, please replace the first narrative sentence in this section with language similar to the bolded sentence in the Guaranteed Minimum Income Benefit section above.

7. <u>Contribution Amounts</u>, page 12

   Please revise the chart as it is difficult to read given the figures appear to run together.

8. <u>Retirement Cornerstone Series at a glance – Key Features</u>, page 14

   Please explain supplementally what is contemplated by the following statement: "There may be charges associated with the fee-based arrangement should you decide to no longer participate in the arrangement."

9. <u>Exchange Programs</u>, page 14

   a. Please revise the following sentence as the Series X contract has no withdrawal charge: "Any additional contributions to the new contract would be subject to all fees and charges, including the withdrawal charge, if applicable, as described in the Prospectus for the new contract."

   b. Please be sure to describe the exchange offer in the registration statement to the extent required by Items 6(c), 7(b)(iii), and 19(a) of Form N-4.

   c. Please include disclosure that upon a contract exchange, any existing protections under the old contract would be lost (*i.e.*, living benefits and their benefit bases do not carry over).

10. <u>Fee Tables</u>, pages 15-17

    With respect to your statement in footnote (4) that you may discontinue the special services "with or without notice," please describe in your Item 6 disclosure the circumstances in which you would discontinue the services without notice.

11. <u>Examples</u>, pages 17-19

    a. Supplementally confirm, if true, that the first set of examples reflects the highest possible fees under the contract.

b. Please revise the Series CP examples such that they do not reflect the 4% Credit.

c. Please explain supplementally why the Series C example shows an "N/A" in the first year column under the heading "if you surrender or do not surrender your contract at the end of the applicable time period".

d. Please confirm supplementally that the expense example (and all material in the prospectus) meets the requirements of Rule 420 of Regulation C (including the font-size requirements).

12. <u>Contract Features and Benefits</u>, pages 21-42

So as not to impede the flow of the prospectus, please consider moving the tables on pages 21-42 to an appendix with a cross-reference thereto.

13. <u>Portfolios of the Trust</u>, page 46-54

Please include a note next to each fund which is an AXA Strategic Allocation Portfolio as you do on the cover page.

14. <u>What are your investment options under the contract?</u>, page 55

For consistency, consider adding a paragraph about the Account for money market dollar cost averaging between the "Guaranteed interest option" and "Account for special dollar cost averaging" sections.

15. <u>Dollar cost averaging</u>, pages 56-59

Consider replacing the 4th bullet point on page 58 with the disclosure on page 56 that "[g]enerally, you may not you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our Investment simplifier program with Option I …"

16. <u>Credit (Series CP contracts only)</u>, pages 59-60

Please supplementally provide the release number of the order permitting recapture of the credit, and confirm that the order applies to all instances described.

17. <u>GMIB benefit base and Guaranteed minimum death benefits</u> pages 61 and 72- 82

Please clarify that "Excessive withdrawals" and withdrawals from the Protected Benefit Account include transfers to the Investment Account.

18. Guaranteed minimum income benefit, pages 60-69

    a. With respect to your disclosure at the top of page 61 that you "will make this comparison … when the need arises," please replace the phrase "when the need arises" with something more specific.

    b. Please change the term "Investment Performance account value" to "Investment account value" in the five places it appears on pages 68-69.

19. ATP exit option, page 71

    a. Please explain in the prospectus why a contract owner would want to exercise the ATP exit option, and describe the potential benefits and drawbacks of doing so.

    b. Please revise the paragraph beginning "If we process an ATP exit option, we will recalculate your benefit bases" so that it is written in plain English. Please add examples illustrating the concepts described.

20. Return of Principal death benefit, page 72

    Please explain supplementally why you believe calling the rider the "Return on Principal death benefit" is not misleading considering it does not provide for the return on principal. The rider instead appears to provide for the return on net contributions to the Protected Benefit account.

21. Series CP Credits and your Guaranteed benefit bases, page 76

    Please clarify the extent to which credits may increase the benefit bases (*e.g.*, through resets).

22. Your annuity payout options, page 93

    Please disclose that under the Life annuity option it is possible that a beneficiary could receive only one payment under the contract.

23. Partial Annuitization, page 93

    Please remove any reference to features that begin on or after a date that predates the effectiveness date of this registration statement. Please make corresponding changes throughout the prospectus (*e.g.*, pages 1-5 and 112).

24. Charges that AXA Equitable deducts, page 95

    We note your statement that "[a]n annuity administrative fee may also apply." Please disclose the amount and frequency of the fee.

25. <u>Group or sponsored arrangements</u>, page 99

Please provide more detail concerning your statement that "[i]f permitted under the terms of our exemptive order regarding the Series CP Credit feature, we may also change the crediting percentage that applies to contributions."

26. <u>Appendix I: Dropping or changing your Guaranteed benefits</u>, pages I-1-I-3

It is unclear what you mean when you state that "unless we change the fee for the "Greater of" death benefit, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GMIB." Please clarify what you mean by the statement and consider adding an illustrative example.

27. <u>Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases</u>, pages VII-1-VII-4

The current layout of the appendix forces the reader to go back and forth between pages, footnotes and narrative passages in order to follow the examples. Please consider restructuring the section so that it walks the reader through the details of the examples one year at a time.

28. <u>Appendix VIII: Formula for asset transfer program for Guaranteed minimum income benefit</u>

a. In the formula shown in the last row of the chart on page 3, please clarify that 'AV' means 'Protected Benefit account value.

b. In the first row of the third column of the chart on page 5 please change $926.11.92 to $926.11.

c. On page 6 please include the calculation used to arrive at 2,333.

29. <u>Financial Statements, Exhibits, and Other Information</u>

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

30. <u>Tandy Comment</u>

Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products